Exhibit 99.1

BANCOLOMBIA S.A ANNOUNCES CHANGE OF MANAGER OF ITS SVA PROGRAM

Medellín, Colombia, June 22, 2015

Bancolombia S.A. (“Bancolombia”) announces that it has completed the transfer of the SVA (Sistema de Valor Agregado) fund through variable compensation payments of Grupo Bancolombia are recognized and which is represented by shares of Bancolombia, to a pension fund managed by Proteccion S.A, which will from now on act as manager of the portfolio through an institutional fund for voluntary pensions.

As part of this process, the “Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado" (collective portfolio with lock-up agreement - SVA-term shares) managed by Fiduciaria Helm Trust, was liquidated.

Notwithstanding the change of manager, the SVA fund will maintain the same conditions for the Group’s employees as defined in its organizational documents and the agreed minimum lock-up term.

In a meeting held today, the Board of Directors of Bancolombia unanimously ratified the withdrawals of funds effected by the following managers, who exercised the right to withdraw liquidation proceeds from the previous account in accordance with the law.

Jaime Alberto Velasquez Botero, Chief Strategy and Finance Officer

Augusto Restrepo Gómez, Chief Corporate Services Officer

José Humberto Acosta, VP Financial

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837